SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

6 August 2021

Publication of Circular and Details of General Meeting

Further to the announcement made earlier today regarding the proposed demerger of Jackson Financial Inc. ("Jackson") from Prudential plc ("Prudential") (the "Demerger"), the shareholder circular in relation to the Demerger (the "Circular") has been approved by the Financial Conduct Authority (the "FCA") and published by Prudential.

The Circular is available on Prudential's website at www.prudentialplc.com/investors/shareholder-information/jackson-demerger-transaction-documents. A copy of the Circular has been submitted to the National Storage Mechanism and will shortly be available for viewing at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

A general meeting of Prudential to approve the Demerger will be held at Nomura, 1 Angel Lane, London EC4R 3AB at 10.00am London time (5.00pm Hong Kong/Singapore time) on Friday 27 August 2021 (the "General Meeting"). Shareholders will be able to join and participate in the General Meeting in person (to the extent this remains possible in accordance with government guidance, which may change after the publication of the Circular). Arrangements have also been made for shareholders to submit questions, both in advance and on the day itself, and to attend the General Meeting electronically through the Lumi website at https://web.lumiagm.com. Further details are set out in the Circular and the notice of general meeting contained within it.

Contacts

Media		Investors/Analysts
Tom Willetts	+44 (0)20 3977 9760	Patrick Bowes	+44 (0)20 3977 9702
Addy Frederick	+44 (0)20 3977 9399	William Elderkin	+44 (0)20 3977 9215

Notes to Editors

About Prudential plc
Prudential plc provides life and health insurance and asset management, with a focus on Asia and Africa. The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people's wealth, helps them grow their assets, and empowers them to save for their goals. The business has more than 17 million life customers in Asia and Africa and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

About Jackson
Jackson® is committed to helping clarify the complexity of retirement planning-for you and your clients. Our range of annuity products, financial know-how, history of award-winning service* and streamlined experiences strive to reduce the confusion that complicates your clients' plans. We believe by providing clarity for all today, we can help drive better outcomes for tomorrow. For more information, visit www.jackson.com.

*SQM (Service Quality Measurement Group) Contact Center Awards Program for 2004 and 2006-2019. (To achieve world-class certification, 80% or more of call-center customers surveyed must have rated their experience as very satisfied, the highest rating possible.)

Regulatory disclosures
The record time to determine entitlement to receive the in-specie dividend is 6.00pm (UK time) on Thursday 2 September 2021 for shareholders who are registered on Prudential's UK register, and 5.00pm (Hong Kong time) on Thursday 2 September 2021 for shareholders who are registered on Prudential's Hong Kong branch register.  A meeting of the board of directors of Prudential will be held on Monday 13 September 2021 to consider and, if thought fit, to approve payment of the in-specie dividend to effect the Demerger.

Singapore Holders
Any person holding an interest in Prudential Shares through The Central Depository (Pte) Limited ("CDP") in Singapore that wishes to remove such interest in the Prudential Shares from the CDP to the Central Clearing and Settlement System, or the person's depositary agent, should submit the duly executed CDP transfer form and payment of the applicable transfer charges, tax and other charges to CDP by 5.00pm (Singapore Time) on Thursday 26 August 2021. Further details are set out in the Circular. The CDP transfer form is available on the Singapore Exchange Securities Trading Limited website at https://api2.sgx.com/sites/default/files/2019-03/Request%20for%20Cross%20Border%20Securities%20Transfer%20%28Others%29%20-%20Editable%20201903.pdf.

Disclaimer
This announcement does not constitute an offer of securities for sale or a solicitation of an offer to purchase securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 6 August 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Thomas S. Clarkson

Thomas S. Clarkson
Company Secretary